November 8, 2004



Securities and Exchange Commission
Washington, D.C. 20549
Attn: Franklin Green, Esq.

         Re:      NATIONAL PATENT DEVELOPMENT CORPORATION
                  Registration Statement on Form S-1 (File No. 333-118568)

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, National Patent Development Corporation (the "Company") hereby requests that the effectiveness of the Company's Registration Statement on Form S-1 (File No. 333-118568) be accelerated to 9:30 a.m. on Tuesday, November 9, 2004, or as soon thereafter as practicable.



                                            Sincerely,

                                            NATIONAL PATENT DEVELOPMENT
                                            CORPORATION


                                            Andrea D. Kantor
                                            Vice President and General Counsel